Aptera Motors Corp.

5818 El Camino Real

Carlsbad, California 92008

January 15, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aptera Motors Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333-292655)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 14, 2026, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for January 16, 2026, at 8:00 a.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please call Daniel Forman of Lowenstein Sandler LLP at (212) 419-5904 with any questions.

Very truly yours,

APTERA MOTORS CORP.

By:	/s/ Christopher Anthony
Name:	Christopher Anthony
Title:	Co-Chief Executive Officer